Contact

www.linkedin.com/in/bobhabian (LinkedIn)
www.tect.com (Company)
peopleverse.fm (Other)

Top Skills

Entrepreneurship
Leadership
Contract Negotiation

Certifications

CA Licensed Architect

Publications

Thermal Mass: A Net Zero Energy Strategy with Structural Implications (and Opportunities)

Bob Habian, AIA

CEO | Co-Founder – I connect building product manufacturers with architects and specifiers at the moment important product decisions are being made.

Rocklin, California, United States

Summary

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I connect manufacturers and product experts with architects, engineers and specifiers at the earliest stages of design.

:

➡# They need to make early connections with architects and specifiers on projects

➡# They're tired of losing out on projects to inferior competitors in their own backyard

➡# Their sales, advertising and web marketing strategies have stopped working

:

1## Earn the trust of architects and specifiers

2## Engage with design professionals early, when important product decisions are being made

3## Land 3-4X more project opportunities with no cold-calling

4## Receive direct calls from decision makers on active projects

5## Increase sales by staying in the specification at bid time

#

The majority of manufacturer engagements happen too late in the project cycle. Our sole focus is to bring the experience and wisdom of manufacturers and seasoned product experts to the design table early and often, giving them an opportunity to influence better decisions while increasing market share.

:

“The Tect platform is a near-perfect resource for architects seeking guidance from trusted product experts. It’s a simple solution to a complex problem.”
-Juan Tejeda, Special Projects Manager, ORCO Block

“A focused tool for architects is really nice to see. Great look and feel. Very cool.”
Jeffrey Berg, Senior Project Architect, Devcon Construction

"A global solution would be good for companies like mine, since we need to deal with the same issues on every project around the world."
Edwin Gonzales, Sr. Project Manager, CBRE

Experience

Tect App, Inc.
CEO | Co-Founder
August 2019 - Present (3 years 11 months)
Sacramento, California, United States

:

We specialize in helping building product manufacturers connect with architects and specifiers at the moment important product decisions are being made.

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We work with owners, marketing managers and sales managers, to position their most trustworthy product experts to be easily found on our patented connection platform. Design professionals come to you, on real projects, saving you time and resources, and eliminating the need for cold calling and sales outreach.

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Tect is not another product directory, it's a platform where people find people. We believe the shortest path to growing sales is to stop chasing projects with your products, and start nurturing long-term relationships with product decision makers.

We're not a startup. We are seasoned design, manufacturing and technology professionals who have solved one of the building industry's most difficult challenges.

We'll help you transform your existing sales strategy into one that will earn the trust of project teams and give you early access to more projects than any other option available.

Learn more at www.tect.com

:

“The Tect platform is a near-perfect resource for architects seeking guidance from trusted product experts. It’s a simple solution to a complex problem.”
-Juan Tejeda, Special Projects Manager, ORCO Block

“A focused tool for architects is really nice to see. Great look and feel. Very cool.”
Jeffrey Berg, Senior Project Architect, Devcon Construction

"A global solution would be good for companies like mine, since we need to deal with the same issues on every project around the world."
Edwin Gonzales, Sr. Project Manager, CBRE

Bob Habian, Architect | Entrepreneur
Principal
1993 - Present (30 years)
Northern CA

Champion of innovation for building product manufacturers and design professionals.

the Zalgud Co.
Partner

2004 - Present (19 years)
Northern CA

Real Estate Development

Basalite Concrete Products, LLC
Masonry Market Development
August 2012 - August 2019 (7 years 1 month)

Multi Media Research Labs (MMRLabs, Inc)
CEO
1998 - 2000 (2 years)
Palo Alto, CA

Education

California Polytechnic State University-San Luis Obispo
Bachelor of Architecture (B.Arch.), Architecture · (1988 - 1991)

San Jose State University
Psychology, Psychology · (1982 - 1986)